

ALEXANDRIA.

Contact: **Joel S. Marcus**
Chief Executive Officer
Alexandria Real Estate Equities, Inc.
(626) 396-4828

ALEXANDRIA REAL ESTATE EQUITIES, INC.
REPORTS
SECOND QUARTER 2004 RESULTS

**– Company Reports Funds from Operations of $1.01 Per Share (Diluted), and
Net Income Available to Common Stockholders of 50 Cents Per Share (Diluted),
for Second Quarter 2004 –**

Highlights

- Second Quarter 2004 Funds from Operations (FFO) of $1.01 Per Share (Diluted) Net of $0.10 Cents Per Share (Diluted) of Preferred Stock Redemption Charge
- Second Quarter 2004 Total Revenues Up 10%
- Second Quarter 2004 Net Income Available to Common Stockholders of 50 Cents Per Share (Diluted)
- Elected to Redeem 9.50% Series A Cumulative Redeemable Preferred Stock Incurring Redemption Charge of $1,876,000, or $0.10 Per Share (Diluted)
- Completed Offering of 5,185,500 Shares of 8.375% Series C Cumulative Redeemable Preferred Stock
- Same Property NOI Growth of 1.7% for Quarter (GAAP Basis)
- Executed 22 Leases for 247,000 Square Feet of Space
- Completed Acquisitions of Six Properties Aggregating 218,000 Square Feet

PASADENA, CA. – August 2, 2004 -- Alexandria Real Estate Equities, Inc. (NYSE: ARE) today announced operating and financial results for the quarter and six months ended June 30, 2004.

For the second quarter of 2004, Alexandria reported FFO of $19,815,000, or $1.01 per share (diluted), on total revenues of $43,523,000. Net income available to common stockholders for the second quarter of 2004 was $9,727,000, or 50 cents per share (diluted). For the six months ended June 30, 2004, Alexandria reported FFO of $41,284,000, or $2.11 per share (diluted), on total revenues of $86,298,000. Net income available to common stockholders for the six months ended June 30, 2004 was $22,842,000, or $1.17 per share (diluted). Net income available to common stockholders for the six months ended June 30, 2004 includes a gain on sale of property aggregating $1,627,000, or 8 cents per share (diluted). FFO is a non-GAAP measure widely used by publicly-traded real estate investment trusts. A reconciliation of FFO to GAAP net income, on a per share basis, is included in the financial information accompanying this press release.

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In June 2004, the Company elected to redeem all 1,543,500 outstanding shares of 9.50% Series A cumulative redeemable preferred stock ("Series A preferred stock"). The redemption occurred in July 2004 at a redemption price of $25.00 per share, plus $0.5409722 per share representing accumulated and unpaid dividends to the redemption date. In accordance with Emerging Issues Task Force Topic D-42 ("D-42"), "The Effect on the Calculation of Earnings Per Share for the Redemption or Induced Conversion of Preferred Stock", the original cost of issuance of the Series A preferred stock has been recorded as a charge to net income available to common stockholders at the date the Company elected to redeem all shares. Therefore, during the second quarter of 2004, a charge of approximately $1,876,000 was recorded for costs related to the redemption of the Series A preferred stock. Excluding this charge for the second quarter of 2004, FFO increased by 8% and FFO per share (diluted) increased by 6%, net income available to common stockholders increased by 12% and net income available to common stockholders per share (diluted) increased by 9%, compared to the second quarter of 2003. Excluding this charge for the six months ended June 30, 2004, FFO increased by 8% and FFO per share (diluted) increased by 6%, compared to the six months ended June 30, 2003. Excluding this charge and the gain and the loss on property sales, net income available to common stockholders increased by 12% and net income available to common stockholders per share (diluted) increased by 9%, compared to the six months ended June 30, 2003.

In June 2004, the Company completed an offering of 5,185,500 shares of 8.375% Series C cumulative redeemable preferred stock (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $25.00 per share, resulting in net proceeds of approximately $124.2 million (after deducting the underwriters' discounts and other offering costs). The dividends on the Series C preferred stock are cumulative and accrue from the closing date of the offering, or June 29, 2004, and will be payable in arrears on the 15th day of January, April, July and October, beginning on October 15, 2004. The proceeds from the offering were used to reduce the outstanding balance on our unsecured line of credit and to redeem all of the outstanding 9.50% Series A preferred stock.

The Company announced that it had executed a total of 22 leases during the second quarter of 2004 for approximately 247,000 square feet of space at 15 different properties (excluding 22 month-to-month leases for approximately 63,000 square feet which were effective during the quarter). Of this total, approximately 87,000 square feet were for redeveloped, developed or previously vacant space at ten properties, approximately 70,000 square feet were delivered from the Company's redevelopment or development programs, with the remaining approximately 17,000 square feet for previously vacant space. The remaining approximately 160,000 square feet were for new or renewal leases related to previously leased space. Rental rates for these new or renewal leases were on average approximately 10% higher (on a GAAP basis) than expiring leases. For the six months ended June 30, 2004, the Company signed a total of 41 leases for approximately 535,000 square feet (excluding month-to-month leases). Of this total, approximately 220,000 square feet were for redeveloped, developed or previously vacant space at 16 different properties, of which approximately 182,000 square feet were delivered from the Company's redevelopment and development programs. The remaining 315,000 square feet were for new or renewal space with rental rates on average approximately 10% higher (on a GAAP basis) than expiring leases.

During the second quarter, the Company announced that it had acquired two properties aggregating approximately 90,000 square feet in the Eastern Massachusetts market for approximately $13.8 million. The Company assumed a $9.5 million loan secured by the properties and paid the balance in cash. The Company also announced that during the second quarter it had acquired one property in the Suburban Washington D.C. market containing approximately 92,000 square feet for approximately $25.6 million in cash. The Company

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also acquired two properties aggregating approximately 35,000 square feet in the Seattle, Washington market for approximately $5.5 million in cash during the second quarter. Also during the second quarter, the Company completed the acquisition of one property in the San Francisco Bay market for approximately $25.3 million in cash.

Based on the Company's current view of existing market conditions and certain current assumptions, the Company has updated its prior earnings guidance:

	2004	2005
FFO per common share (diluted) *	$4.40	$4.77
Net income per common share (diluted) *	$2.33	$2.69
Preferred stock redemption charge	($0.10)	

* Includes preferred stock redemption charge and excludes gain on sale of real estate

As a result of the redemption of all of the outstanding shares of the 9.50% Series A preferred stock, and in compliance with D-42, the Company recorded a charge of approximately $1,876,000 in the second quarter of 2004 related to the costs of redemption of the Series A preferred stock. In providing this guidance above, the Company has included the charge for the costs of redemption of the Series A preferred stock in accordance with D-42.

Alexandria Real Estate Equities, Inc. is a publicly-traded real estate investment trust principally focused on the ownership, operation, management, acquisition, expansion and selective redevelopment and development of properties containing office/laboratory space. Such properties are designed and improved for lease primarily to pharmaceutical, biotechnology, life science research, product, service, defense, educational and translational medicine institutions/entities, as well as related government agencies. Alexandria's portfolio currently consists of 96 properties comprising approximately 6.1 million square feet of office/laboratory space.

This press release contains forward-looking statements within the meaning of the federal securities laws. The Company's actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the Company's Form 10-K Annual Report and other periodic reports filed with the Securities and Exchange Commission.

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ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003
Income statement data				
Total revenues	$ 43,523	$ 39,456	$ 86,298	$ 79,496
Expenses				
Rental operations	8,808	8,136	17,543	16,712
General and administrative	3,814	3,544	7,450	7,093
Interest	6,926	6,512	13,635	13,383
Depreciation and amortization	10,088	9,678	20,069	19,052
	29,636	27,870	58,697	56,240
Income from continuing operations	13,887	11,586	27,601	23,256
Income from discontinued operations, net	--	963	1,626	1,442
Net income	13,887	12,549	29,227	24,698
Dividends on preferred stock	2,284	2,225	4,509	4,450
Preferred stock redemption charge	1,876	-	1,876	-
Net income available to common stockholders	$ 9,727	$ 10,324	$ 22,842	$ 20,248
Weighted average shares of common stock outstanding				
-Basic	19,284,631	18,952,445	19,245,792	18,924,290
-Diluted	19,608,854	19,190,472	19,595,337	19,160,395
Basic income per common share				
Income from continuing operations	$ 0.72	$ 0.61	$ 1.43	$ 1.23
Income from discontinued operations, net	$ --	$ 0.05	$ 0.08	$ 0.08
Net income	$ 0.72	$ 0.66	$ 1.52	$ 1.31
Net income available to common stockholders	$ 0.50	$ 0.54	$ 1.19	$ 1.07
Diluted income per common share				
Income from continuing operations	$ 0.71	$ 0.60	$ 1.41	$ 1.21
Income from discontinued operations, net	$ --	$ 0.05	$ 0.08	$ 0.08
Net income	$ 0.71	$ 0.65	$ 1.49	$ 1.29
Net income available to common stockholders	$ 0.50	$ 0.54	$ 1.17	$ 1.06

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003
Funds from operations (1)				
Net income	$ 13,887	$ 12,549	$ 29,227	$ 24,698
Add				
Depreciation and amortization (2)	10,088	9,760	20,069	19,221
Subtract				
Dividends on preferred stock	(2,284)	(2,225)	(4,509)	(4,450)
Preferred stock redemption charge (3)	(1,876)	--	(1,876)	--
(Gain) loss on sales of property (4)	--	--	(1,627)	455
Funds from operations (FFO)	$ 19,815	$ 20,084	$ 41,284	$ 39,924
FFO per common share				
-Basic	$ 1.03	$ 1.06	$ 2.15	$ 2.11
-Diluted	$ 1.01	$ 1.05	$ 2.11	$ 2.08
Reconciliation of net income per share (diluted) to FFO per common share (diluted)				
Net income per common share (diluted)	$ 0.71	$ 0.65	$ 1.49	$ 1.29
Depreciation and amortization per common share (diluted) (2)	$ 0.51	$ 0.51	$ 1.02	$ 1.00
Dividends on preferred stock per common share (diluted)	$ (0.12)	$ (0.12)	$ (0.23)	$ (0.23)
Preferred stock redemption charge per common share (diluted) (3)	$ (0.10)	$ --	$ (0.10)	$ --
(Gain) loss on sales of property per common share (diluted) (4)	$ --	$ --	$ (0.08)	$ 0.02
FFO per common share (diluted)	$ 1.01	$ 1.05	$ 2.11	$ 2.08

	As of June 30, 2004	As of June 30, 2003
Balance sheet data		
Rental properties, net	$ 1,068,493	$ 977,521
Total assets	$ 1,379,744	$ 1,231,751
Total liabilities	$ 775,098	$ 742,278
Stockholders' equity	$ 604,646	$ 489,473

(1) GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the mis-correlation between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of funds from operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance of REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. We believe that net income is the most directly comparable GAAP financial measure to FFO.

(2) Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale").

(3) During the second quarter of 2004, the Company elected to redeem the 9.50% Series A cumulative redeemable preferred stock. Accordingly, in compliance with Emerging Issues Task Force Topic D-42, the Company recorded a charge in the second quarter of 2004 for costs related to the redemption of the Series A preferred stock.

(4) (Gain) loss on sales of property relates to the disposition of a property in the Suburban Washington D.C. market during the quarter ended March 31, 2004 and the disposition of a property in the San Francisco Bay market during the quarter ended March 31, 2003. (Gain) loss on sales of property is included on the income statement in income from discontinued operations.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Supplemental Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

Quarterly Supplemental Financial Information

	For the Three Months Ended				
	06/30/2004	03/31/2004	12/31/2003	09/30/2003	06/30/2003
Operational data					
Breakdown of revenues from continuing operations (a)					
Rental income	$ 34,489	$ 33,774	$ 32,686	$ 31,258	$ 31,248
Tenant recoveries	8,426	8,314	7,645	8,122	7,830
Other income	608	687	648	705	378
Total	$ 43,523	$ 42,775	$ 40,979	$ 40,085	$ 39,456
Funds from operations per share - diluted (b)	$ 1.01	$ 1.10	$ 1.08	$ 1.06	$ 1.05
Dividends per share on common stock	$ 0.62	$ 0.60	$ 0.58	$ 0.56	$ 0.53
Dividend payout ratio (common stock)	60.7%	54.2%	53.1%	52.6%	50.5%

	As of				
	06/30/2004	03/31/2004	12/31/2003	09/30/2003	06/30/2003
Other data					
Number of shares of common stock outstanding					
at end of period	19,386,842	19,378,282	19,264,023	19,161,756	19,058,773
Number of properties (c)					
Acquired/completed during period	5	1	3	--	--
Sold/reconstructed during period	--	(1)	(1)	(1)	--
Owned at end of period	94	89	89	87	88
Square feet (c)					
Acquired/completed during period	218,132	103,816	215,824	--	--
Sold/reconstructed/expanded during period	45,033	(42,142)	(171,475)	(96,500)	--
Owned at end of period	6,008,837	5,745,672	5,683,998	5,639,649	5,736,149

(a) The historical results above exclude the results of assets "held for sale" which have been reflected as discontinued operations.

(b) The White Paper on Funds from Operations ("FFO") issued by the Board of Governors of the National Association of Real Estate Investment Trusts in April 2002 defines FFO as net income (loss), computed in accordance with generally accepted accounting principles, excluding gains or (losses) from sales, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. See page 5 for a reconciliation of FFO to net income, the most directly comparable GAAP financial measure and footnote (3) on page 5 regarding the preferred stock redemption charge of $1,876,000, or 10 cents per share (diluted), recorded in the second quarter of 2004.

(c) Includes assets "held for sale" during the applicable periods such assets were "held for sale".

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	June 30, 2004	December 31, 2003
Assets		
Rental properties, net	$ 1,068,493	$ 982,297
Properties under development	161,890	153,379
Cash and cash equivalents	3,030	4,985
Tenant security deposits and other restricted cash	13,259	11,057
Tenant receivables	2,097	1,969
Deferred rent	37,386	31,503
Investments	50,622	47,126
Other assets	42,967	40,261
Total assets	$ 1,379,744	$ 1,272,577
Liabilities and Stockholders' Equity		
Secured notes payable	$ 360,486	$ 320,007
Unsecured line of credit and unsecured term loan	324,000	389,000
Accounts payable, accrued expenses and tenant security deposits	38,090	43,408
Preferred stock redemption liability	38,588	-
Dividends payable	13,934	13,027
Total liabilities	775,098	765,442
Total stockholders' equity	604,646	507,135
Total liabilities and stockholders' equity	$ 1,379,744	$ 1,272,577

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Debt
June 30, 2004
(Dollars in thousands)
(Unaudited)

Year	Amount		Weighted Average Interest Rate	
	Principal Maturities/Rates (1)			
2004	$ 3,057		6.87%	
2005	28,863	(2)	7.13%	(2)
2006	26,336		7.12%	(2)
2007	15,891		7.06%	
2008	38,665		7.02%	
Thereafter	247,484		7.01%	
Subtotal	360,296		7.03%	
Unamortized Premium	190			
Total	$ 360,486			

Secured and Unsecured Debt Analysis

	Balance		% of Balance	Weighted Average Effective Interest Rate		Weighted Average Maturity
Secured Debt	$ 360,486		52.67%	6.87%		7.0 Years
Unsecured Debt	324,000	(3)	47.33%	2.75%	(3)	3.3 Years
Total Debt	$ 684,486		100.00%	4.92%		5.2 Years

Floating and Fixed Rate Debt Analysis

	Balance		% of Balance	Weighted Average Effective Interest Rate		Weighted Average Maturity
Fixed Rate Debt	$ 338,116		49.40%	7.13%		7.4 Years
Floating Rate Debt	346,370	(3)	50.60%	2.77%	(3)	3.1 Years
Total Debt	$ 684,486		100.00%	4.92%		5.2 Years

(1) Excludes our unsecured line of credit.
(2) Of this amount, $22,370,000 represents the outstanding balance on a loan, which has a maturity date of January 2005 and currently carries interest at 2.92% per annum, and may be extended at our option, for an additional year. If we extend the maturity of this loan to 2006, the weighted average interest rates for 2005 and 2006 would be 6.87% and 7.12%, respectively.
(3) A significant portion of our floating rate debt is hedged by existing swap agreements (see page 9). The interest rate on floating rate debt shown above does not reflect the impact of such swap agreements.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Interest Rate Swap Agreements [1]
June 30, 2004
(Dollars in thousands)
(Unaudited)

Transaction Dates	Effective Dates	Notional Amounts		Effective at June 30, 2004	Interest Pay Rates	Termination Dates
Hedges for Unsecured Line of Credit						
March 2002	December 31, 2002	$ 50,000	$	50,000	5.364%	December 31, 2004
July 2002	January 1, 2003	$ 25,000	$	25,000	3.855%	June 30, 2005
July 2002	January 1, 2003	$ 25,000	$	25,000	3.865%	June 30, 2005
December 2002	January 2, 2003	$ 25,000	$	25,000	3.285%	June 30, 2006
December 2002	January 2, 2003	$ 25,000	$	25,000	3.285%	June 30, 2006
November 2002	June 1, 2003	$ 25,000	$	25,000	3.115%	December 31, 2005
November 2002	June 1, 2003	$ 25,000	$	25,000	3.155%	December 31, 2005
March 2004	December 31, 2004	$ 25,000	$	--	2.956%	December 31, 2006
March 2004	December 31, 2004	$ 25,000	$	--	2.956%	December 31, 2006
June 2004	June 30, 2005	$ 50,000	$	--	4.343%	June 30, 2007
			$	200,000		
Hedges for Unsecured Term Loan						
December 2003	December 31,2003	$ 50,000	$	50,000	1.530%	December 31, 2004
December 2003	December 31,2004	$ 50,000	$	--	3.000%	December 30, 2005
December 2003	December 30,2005	$ 50,000	$	--	4.150%	December 29, 2006
December 2003	December 29,2006	$ 50,000	$	--	5.090%	October 31, 2008
April 2004	April 30, 2004	$ 50,000	$	50,000	1.550%	April 29, 2005
April 2004	April 29, 2005	$ 50,000	$	--	3.140%	April 28, 2006
April 2004	April 28, 2006	$ 50,000	$	--	4.230%	April 30, 2007
April 2004	April 30, 2007	$ 50,000	$	--	4.850%	April 30, 2008
			$	100,000		
Total Interest Rate Swap Agreements in Effect at 6/30/04			$	300,000		

(1) For all interest rate swap agreements, interest is received based on one month LIBOR.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Operating Portfolio
June 30, 2004
(Dollars in thousands)

	Number of Properties	Rentable Square Feet	Annualized Base Rent	Occupancy Percentages
Markets				
California - Pasadena	1	31,343	$ 525	63.3% (1)
California - San Diego	20	920,273	25,873	95.2%
California - San Francisco Bay	10	642,578	19,918	100.0%
Eastern Massachusetts	12	730,633	21,934	88.0%
New Jersey/Suburban Philadelphia	4	267,319	5,424	100.0%
Southeast	5	259,414	3,860	77.8% (1)
Suburban Washington D.C.	18	1,473,261	25,638	93.4%
Washington - Seattle	7	593,269	21,693	100.0%
Total	77	4,918,090	$ 124,865	93.9% (2)

(1) All, or substantially all, of the vacant space is office or warehouse space.
(2) Excludes properties under full or partial redevelopment.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Same Property Comparisons
(Dollars in thousands)
(Unaudited)

	GAAP Basis (1)			Cash Basis (1)		
	Quarter Ended			Quarter Ended		
	6/30/04	6/30/03	% Change	6/30/04	6/30/03	% Change
Revenue (2)	$ 34,598	$ 34,187	1.2%	$ 32,844	$ 32,671	0.5%
Operating expenses	7,067	7,108	-0.6%	7,067	7,108	-0.6%
Revenue less operating expenses	$ 27,531	$ 27,079	1.7%	$ 25,777	$ 25,563	0.8%

	GAAP Basis (1)			Cash Basis (1)		
	Six Months Ended			Six Months Ended		
	6/30/04	6/30/03	% Change	6/30/04	6/30/03	% Change
Revenue (2)	$ 66,834	$ 66,205	1.0%	$ 63,250	$ 63,329	-0.1%
Operating expenses	13,523	13,801	-2.0%	13,523	13,801	-2.0%
Revenue less operating expenses	$ 53,311	$ 52,404	1.7%	$ 49,727	$ 49,528	0.4%

NOTE: This summary represents operating data for all properties that were owned and fully operating for the entire periods presented (the "Second Quarter Same Properties" for the Quarterly periods and "Six Months Same Properties" for the Six Month periods.).

(1) Revenue less operating expenses computed under GAAP is total revenue associated with the Second Quarter Same Properties and the Six Months Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses. Under GAAP, rental revenue is recognized on a straight-line basis over the respective lease terms. Revenue less operating expenses on a cash basis is total revenue associated with the Second Quarter Same Properties and Six Months Same Properties, as applicable, (excluding termination fees, if any) less property operating expenses, adjusted to exclude the effect of straight-line rent adjustments required by GAAP. Straight-line rent adjustments for the quarter ended June 30, 2004 and 2003 for the Second Quarter Same Properties were $1,754,000 and $1,516,000, respectively. Straight-line rent adjustments for the six months ended June 30, 2004 and 2003 for the Six Months Same Properties were $3,584,000 and $2,876,000, respectively. We believe that revenue less operating expenses on a cash basis is helpful to investors as an additional measure of operating performance because it eliminates non-cash adjustments to rental revenue.

(2) Fees received from tenants in connection with termination of their leases, if any, are excluded from revenue in the Same Property Comparisons.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Quarter Ended June 30, 2004

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes	TI's/Lease Commissions Per Foot	Average Lease Terms
Leasing Activity							
Lease Expirations							
Cash Basis	37	248,360	$23.67	--	--	--	--
GAAP Basis	37	248,360	$25.27	--	--	--	--
Renewed / Releasable Space Leased							
Cash Basis	13	159,461	$23.54	$26.63	13.1%	$1.02	5.9 years
GAAP Basis	13	159,461	$26.27	$28.95	10.2%	$1.02	5.9 years
Month-to-Month Leases In Effect							
Cash Basis	22	62,967	$22.63	$22.65	0.1%	--	--
GAAP Basis	22	62,967	$22.63	$22.65	0.1%	--	--
Redeveloped/Developed/ Vacant Space Leased							
Cash Basis	9	87,066	--	$28.48	--	$6.98	10.3 years
GAAP Basis	9	87,066	--	$34.28	--	$6.98	10.3 years
Leasing Activity Summary							
Excluding Month-to-Month Leases							
Cash Basis	22	246,527	--	$27.28	--	$3.12	7.5 years
GAAP Basis	22	246,527	--	$30.83	--	$3.12	7.5 years
Including Month-to-Month Leases							
Cash Basis	44	309,494	--	$26.34	--	--	--
GAAP Basis	44	309,494	--	$29.17	--	--	--

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Six Months Ended June 30, 2004

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes	TI's/Lease Commissions Per Foot	Average Lease Terms
Leasing Activity							
Lease Expirations							
Cash Basis	56	681,258	$21.86	--	--	--	--
GAAP Basis	56	681,258	$22.80	--	--	--	--
Renewed / Releasable Space Leased							
Cash Basis	23	315,155	$22.54	$24.00	6.5%	$2.70	5.4 years
GAAP Basis	23	315,155	$23.88	$26.16	9.5%	$2.70	5.4 years
Month-to-Month Leases In Effect							
Cash Basis	22	62,967	$22.53	$22.65	0.5%	--	--
GAAP Basis	22	62,967	$22.50	$22.65	0.7%	--	--
Redeveloped/Developed/ Vacant Space Leased							
Cash Basis	18	220,005	--	$23.10	--	$19.42	9.6 years
GAAP Basis	18	220,005	--	$30.92	--	$19.42	9.6 years
Leasing Activity Summary							
Excluding Month-to-Month Leases							
Cash Basis	41	535,160	--	$23.63	--	$9.57	7.1 years
GAAP Basis	41	535,160	--	$28.12	--	$9.57	7.1 years
Including Month-to-Month Leases							
Cash Basis	63	598,127	--	$23.53	--	--	--
GAAP Basis	63	598,127	--	$27.54	--	--	--

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Lease Expirations
June 30, 2004

Year of Lease Expiration	Number of Leases Expiring		Square Footage of Expiring Leases	Percentage of Aggregate Portfolio Lease Square Feet	Annualized Base Rent of Expiring Leases (per square foot)
2004	52	(1)	272,539	5.4%	$25.98
2005	31		327,707	6.5%	$27.48
2006	41		870,651	17.2%	$24.46
2007	17		314,735	6.2%	$23.64
2008	15		346,492	6.8%	$26.92

(1) Includes 22 month-to-month leases for approximately 63,000 square feet.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Development
June 30, 2004

Markets	Estimated In-Service Dates	Total Rentable Square Footage
California – San Diego	1Q05	45,000
Southeast	2Q05	96,000
Suburban Washington D.C.	4Q04	95,000
Suburban Washington D.C.	2Q05	73,000
Washington – Seattle	4Q04	59,000 (1)
Total		368,000

(1) Excludes certain phases of the property which were delivered to tenants during 2004.

Our properties under development are ground-up development projects of office/laboratory facilities. As required under GAAP, interest is being capitalized on these projects, as activities are ongoing to bring the assets to their intended use.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Redevelopment
June 30, 2004

Markets	Estimated In-Service Dates	Total Rentable Square Footage of Property	Total Square Footage Being Redeveloped
California – San Diego	4Q05	18,173	18,173
California – San Diego	4Q05	17,590	17,590
California – San Diego	3Q05	71,510	71,510
California – San Francisco Bay	Various	153,837	28,937 (1)
California – San Francisco Bay	Various	98,964	35,016 (1)
California – San Francisco Bay	4Q04	32,074	11,000 (1)
Eastern Massachusetts	1Q05	96,150	66,540
Eastern Massachusetts	3Q04	46,700	46,700
New Jersey/Suburban Philadelphia	3Q04	37,000	37,000
New Jersey/Suburban Philadelphia	2Q05	42,600	42,600
Southeast	Various	119,916	42,912 (1)
Suburban Washington D.C.	3Q05	131,415	52,449
Suburban Washington D.C.	2Q05	53,595	26,722
Suburban Washington D.C.	3Q05	92,449	92,449
Washington – Seattle	TBD	46,303	22,899 (2)
Washington – Seattle	3Q05	32,471	32,471
Total		1,090,747	644,968

(1) Subject property contains multiple buildings, some of which are being redeveloped with various estimated in-service dates.

(2) Property will be demolished and a new building will be constructed based on significant new entitlements received in 2003.

Our redevelopment program involves activities necessary for the permanent change of use of applicable redevelopment space to office/laboratory space. For properties undergoing redevelopment, the entire property is excluded from the operating portfolio and related statistics (e.g. occupancy information, same property performance, etc.). As required under GAAP, interest is capitalized on redevelopment properties on the basis allocable only to the portion undergoing redevelopment. Average occupancy for properties under full or partial redevelopment as of June 30, 2004 was 40.9% and is not included in the occupancy of the operating portfolio.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Capital Costs
For the Six Months Ended June 30, 2004
(Dollars in thousands)

Property-related capital expenditures (1)	$ 1,481
Leasing costs (2)	$ 493
Property-related redevelopment costs (3)	$ 35,549
Property-related development costs	$ 11,139

(1) Property-related capital expenditures include all capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures or costs related to the redevelopment of a property. Capital expenditures fluctuate in any given period due to the nature, extent or timing of improvements required and the extent to which they are recoverable from tenants. Approximately 90% of our leases (based on rentable square feet) provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing). In addition, we implement an active preventative maintenance program at each of our properties to minimize capital expenditures.
(2) Leasing costs consist of tenant improvements and leasing commissions related to leasing of acquired vacant space and second generation space. Leasing costs exclude tenant improvements that are revenue-enhancing.
(3) Includes certain capital expenditures recoverable from tenants of approximately $1,286,000.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Conference Call Information
For the Second Quarter and Six Months Ended June 30, 2004

Alexandria Real Estate Equities, Inc. will be hosting a conference call to discuss its operating and financial results for the second quarter and six months ended June 30, 2004.

Date: August 2, 2004

Time: 2:00 P.M. Eastern Daylight Time

Phone Number: (913) 981-5558

Confirmation Code: 102708